Exhibit 99.1

NEWS RELEASE

YAMANA GOLD PROVIDES UPDATE ON AGUA RICA AND ANNOUNCES CONSTRUCTION
DECISION FOR ITS ERNESTO/PAU-A-PIQUE PROJECT

Toronto, Ontario, January 26, 2010 ─ YAMANA GOLD INC. (TSX: YRI; NYSE: AUY; LSE: YAU) today announced an update on its Agua Rica project in Argentina and a construction decision on its Ernesto/Pau-a-pique project in Brazil based on positive feasibility study results.  All amounts are expressed in United States Dollars unless otherwise indicated.

“We have maintained our focus on consistency and reliability in operations and we have applied that focus and approach on our development stage projects,” said Peter Marrone, Yamana’s chairman and chief executive officer. “In 2009, we undertook a review of Agua Rica and Yamana is now able to further embrace this project as a potential significant future contributor to production. Our review of Agua Rica also demonstrates that the project should provide considerable value.  We are now undertaking additional optimization initiatives, providing the potential for substantial additional upside to the project. We expect significant growth from our other development stage projects for which construction decisions have been made which now include Ernesto/Pau-a-pique.  With our core operations, development stage projects and exploration focus, we believe that Yamana has a unique offering of growth, sustainability and value.”

Agua Rica, Argentina
Yamana has continued to advance its Agua Rica project in Argentina.  Agua Rica is a large scale copper, gold, silver and molybdenum porphyry deposit located in the mining-friendly province of Catamarca near the producing Alumbrera mine.  A feasibility study was completed in 2006 and the environmental license was issued in 2009.

The Company has completed the first of several studies evaluating certain optimization initiatives over and above the evaluation of the project based on the 2006 feasibility study, all of which are expected to have a positive impact on the project.  The optimization initiatives included the following:

1.	New mine plan that reduces the initial overburden results in improvements in both capital and operating costs.

2.	Thickening paste disposal of tailings results in significant savings in capital with further potential for improvements.

3.	Replacement of the concentrate pipeline with trucking to an existing rail road system results in capital cost improvements.

4.	A review of the impact of higher metal prices on mineral reserves which the Company estimates will result in higher mineral reserves and mineable tonnes of ore.

Total mineral resources as reported in Yamana’s 2008 annual report is summarized as follows:

•
Measured mineral resources of 64.1 million tonnes of ore with an average copper grade of 0.49% for a total of 700 million pounds of copper, and an average gold grade of 0.17 g/t for a total of 361,000 ounces of gold

•
Indicated mineral resources of 248.1 million tonnes of ore with an average copper grade of 0.40% for a total of 2.2 billion pounds of copper, and an average gold grade of 0.16 g/t for a total of 1.3 million ounces of gold

•
Inferred mineral resources of 651.0 million tonnes of ore with an average copper grade of 0.34% for a total of 4.9 billion pounds of copper, and an average gold grade of 0.12 g/t for a total of 2.5 million ounces of gold

Total mineral reserves as reported in Yamana’s 2008 annual report is summarized as follows:

•
Proven mineral reserves of 347.8 million tonnes of ore with an average copper grade of 0.57% for a total of 4.4 billion pounds of copper, and an average gold grade of 0.25 g/t for a total of 2.8 million ounces of gold

•
Probable mineral reserves of 449.9 million tonnes of ore with an average copper grade of 0.43% for a total of 4.3 billion pounds of copper, and an average gold grade of 0.21 g/t for a total of 3.0 million ounces of gold

The foregoing mineral reserve estimate was based on a copper price of $1.10 per pound and a gold price of $425 per ounce.

Based on the higher metal prices used in the optimization review, contained metal is expected to increase by at least five percent.  An updated full mineral reserve estimate will be completed as part of the continued review of the project.

Based on the recently completed optimization study, Agua Rica is expected to produce approximately 12.5 million tonnes of copper/gold concentrate and 357,750 tonnes of molybdenum concentrate over a 26.5 year mine life. Estimated production and cash costs are summarized below:

	Initial 10 Years	LOM
Average annual copper production	365M lbs	282M lbs
By-product cash costs(1) per pound (net of Molybdenum credits)*	$0.50	$0.53
Average annual gold equivalent production(2)	154,000 GEO	136,000 GEO
Co-product cash costs(1) per gold equivalent ounce (GEO) *	$370	$400
* excluding royalties

By-product cash costs per pound of copper net of all by-product credits, including gold and silver, are estimated to be approximately $0.30 which makes Agua Rica one of the lowest cost copper/gold projects in the world.

As part of the new analysis, Yamana has also evaluated the capital expenditures assumed in the 2006 feasibility study and have concluded a reasonable estimate would be comparable at approximately $2.1 billion.  Higher consumable costs and capital costs assumed in the update were mitigated by improvements in the assumed foreign exchange rates.

(1) Co-product and by-product cash costs are non-GAAP measures.  A definition is provided at the end of this press release.
(2)  Yamana treats silver as a gold equivalent.

The new financial and economic model used by Yamana for its new base case analysis has assumed a copper price of $2.25 per pound and a gold price of $950 per ounce.   On this basis, the assumed net present value would exceed $1.2 billion (based on a 7.5% discount rate), and the after-tax internal rate of return would be approximately 15%.  Higher price assumptions of $3.25 per pound of copper and $1,050 per ounce of gold would increase the net present value by approximately $500 million and the after-tax internal rate of return would be approximately 24%. Yamana continues to evaluate the merits of a strategic partnership to derive value from Agua Rica. The value derived will be dependent on metal markets and general economic conditions.

This study now creates the new base case for the project. Yamana has concluded that this is an exceptional stand alone project offering significant value and currently has further optimization upside options being evaluated. They include:

1.	Improving the pit slopes to further optimize mine development and reduce waste removal.

2.	Optimizing the location of separate tunnels for ore and waste which could result in savings in both capital and operating costs in addition to providing additional flexibility to the operations.

3.	Reduction in power and equipment requirements particularly with the replacement of tailings filtration.

4.	Optimizing the grinding requirements which results in increasing plant treatment capacity without additional investment in equipment.

5.
Recovery of the rare metal rhenium, which was not originally assumed in the 2006 feasibility study update.  Initial metallurgical testing of Agua Rica’s molybdenum concentrate suggests that the deposit may contain a significant amount of rhenium, which could provide significant by-product credits.   Demand for rhenium has grown significantly and the price has increased substantially in the last few years and appears to have sustainable industrial applications. Yamana is advancing further drilling and metallurgical testing relating to the economic recovery of the metal.  The possibility of achieving rhenium by-product credits may significantly add to the economics and potential of the project.

A full update to the 2006 feasibility study, which would include the recently completed optimization initiatives, the additional initiatives under review and definitive mineral reserve and production estimates, will be provided as Yamana continues to work toward a formal construction decision expected before the end of 2011.

“The approach we have taken on evaluating Agua Rica is similar to Chapada in 2003,” said Ludovico Costa, Yamana’s president and chief operating officer. “In this project, a previous feasibility study done in 1998 was re-evaluated for improvements and new metal prices assumed which resulted in a positive feasibility study that has been upheld by subsequent results.   We are pleased to have completed this first round of optimization initiatives at Agua Rica which confirm the exceptional value of the project and identified several initiatives that may add further value to the project.  We believe that Agua Rica is a remarkable project offering robust returns and further value enhancement.”

Ernesto/Pau-a-pique, Brazil
Yamana has made a formal decision for the construction of the Ernesto/Pau-a-pique project. The construction decision is based on positive feasibility study results and an expected upgrade in mineral resources as a result of deeper drilling of the ore body. The project has an initial mine life of approximately seven years with current mineral reserves of 710,000 ounces of gold included in measured and indicated mineral resources of 854,000 ounces of gold. The Company believes there is potential to extend the mine life as it continues efforts to upgrade mineral resource ounces to the proven and probable category and expand mineral resources at Ernesto as results demonstrate the deposit is open at depth and down dip.

(1) Co-product and by-product cash costs are non-GAAP measures.  A definition is provided at the end of this press release.
(2)  Yamana treats silver as a gold equivalent.

The Company continues to progress more detailed engineering and an exploration tunnel to facilitate drilling in deeper areas where there are further resources. Yamana also continues to conduct pilot tests on metallurgy and recoveries.  Permitting is underway and construction is expected to begin in mid-2010 with production commencing in late 2012.

Key parameters of the feasibility study include:

Mineral reserves and mineral resources:

Mineral Reserves*
Proven			Probable			Proven & Probable
Tonnes	Au (g/t)	Oz (Au)	Tonnes	Au (g/t)	Oz (Au)	Tonnes	Au (g/t)	Oz (Au)
2,279,000	3.86	283,000	4,827,000	2.75	427,000	7,106,000	3.11	710,000

Mineral Resources*
Measured			Indicated			Measured & Indicated
Tonnes	Au (g/t)	Oz (Au)	Tonnes	Au (g/t)	Oz (Au)	Tonnes	Au (g/t)	Oz (Au)
2,239,000	4.69	338,000	5,964,000	2.69	516,000	8,203,000	3.24	854,000

Inferred Mineral Resources
Tonnes	Au (g/t)	Oz (Au)
4,400,000	1.79	256,000

* Mineral resources are inclusive of mineral reserves

Capital cost: approximately $116 million
Cash cost per ounce (1): $427
Average throughput: 1.0 million tonnes per year
Average production (per year): approximately 100,000 ounces
Initial mine life: 7 years
After-tax IRR: approximately 31%

The internal rate of return of approximately 31% is based on a gold price of $900 per ounce and a Brazilian Real of 1.8 in 2010 and 2.0 thereafter.  The initial after-tax net present value is approximately $106 million and is based on a 5% discount rate.  Total annual production is expected to average approximately 100,000 ounces of gold over the mine life, with the first two years of production averaging approximately 120,000 ounces further improving project economics.  The payback period for the Ernesto/Pau-a-pique project is estimated at two years.   Assuming a gold price of $1,100 per ounce the internal rate of return would increase substantially to 47% and the after-tax net present value with a 5% discount rate improves to $192 million. A sensitivity analysis on a 10% change of each variable on Ernesto/Pau-a-pique’s after-tax IRR and NPV is provided below:

(1) Co-product and by-product cash costs are non-GAAP measures.  A definition is provided at the end of this press release.
(2)  Yamana treats silver as a gold equivalent.

Assumptions sensitivities	IRR	After-tax NPV
+0% change in assumptions	31%	$106 million
+10% change in gold price	38%	$145 million
+10% change in Brazilian Real	40%	$137 million

Expected capital costs of approximately $116 million account for the appreciation of the local currency as compared to the previous scoping study and the cost of acquiring the mine fleet which was not included in the original estimate as contractor mining had been assumed.

Initial capex estimate	$86 million
Impact of Brazilian Real	+ $12 million
Acquisition of mine fleet	+ $18 million
Updated capex estimate	$116 million

Cash costs are estimated at $427 per ounce and are considered highly reliable compared to estimates in the original scoping study as they reflect Yamana’s substantial operational experience in Brazil.   The level of certainty of capital and operating costs has also increased with the further work completed.

($ per ounce)
Initial cash cost estimate	Approx. $356
Impact of Brazilian Real	+$50
Change in mine costs	+$28
Change in plant costs	-$20
Change in other opex	+$13
Updated cash cost estimate	Approx. $427

The Ernesto/Pau-a-pique project is located in southwest Mato Grosso state, near Pontes e Lacerda in Brazil. The Pau-a-Pique deposit is approximately 62 kilometres by road south of the Ernesto deposit. The significant existing infrastructure including paved roadways supports the development of Ernesto/Pau-a-Pique as two operating mines with a common processing plant.

Ernesto/Pau-a-pique represents a modest cost, low capital and high return project contributing 8 to 10% to overall production. Significant potential for mineral resource upgrade serves as a platform for further exploration at the Guapore belt where Yamana has extensive exploration concessions.

OTHER DEVELOPMENT STAGE PROJECT UPDATE

C1 Santa Luz, Brazil
Yamana is continuing to progress development work at C1 Santa Luz:
•	Permitting and the start-up of mine construction are on track for mid-2010
•	Advancing metallurgical testwork
•	Basic engineering to be completed mid-February.

During the permitting period, Yamana has undertaken a program to conduct pilot tests on metallurgy and recoveries which are advancing.

(1) Co-product and by-product cash costs are non-GAAP measures.  A definition is provided at the end of this press release.
(2)  Yamana treats silver as a gold equivalent.

Mercedes, Mexico
Yamana is continuing to progress development work at Mercedes:
•	Permitting is underway and targeted to be complete mid-2010 facilitating the start-up of construction
•	Basic engineering and advanced mine development completed
•	Exploration results continue to confirm Mercedes’ high geological potential
•	Work on a development ramp is progressing to confirm grade continuity and the potential to convert mineral resources to mineral reserves.

Minera Florida Tailings Project, Chile
Yamana is continuing to progress development work at its Mineral Florida tailings project:
•	Additional work completed to confirm the grade of the historical tailings
•	Basic engineering continues with production on track to commence in early 2012.

Pilar, Brazil
•	Efforts continue toward an updated mineral resource estimate and basic engineering, followed by a feasibility study

Chapada, Brazil
•	Modifications to the plant to increase throughput to up to 22 million tonnes per year now in progress at a moderate capital cost of $20 million
•	Modifications include amendments to the water pumping system, increasing hydrocycloning capacity, improving the tailings pumping system and additional screening.

QDD Lower West, Argentina
•	Continued drilling on the deposit is expected to increase mineral reserves, particularly in the western extension
•	A feasibility study is expected in the second half of 2010 to evaluate the possibility of accelerating production
•	Construction of an incline ramp to commence
•	Advanced metallurgical testwork demonstrates the strong presence of free gold which would allow heap-leaching through existing facilities
•	A pre-feasibility study supports additional production of 80-90,000 ounces per year at Gualcamayo.

Production at Yamana is expected to ramp up substantially in 2012 as the four development stage projects where construction decisions have been made, C1 Santa Luz, Mercedes, Minera Florida tailings and Ernesto/Pau-a-pique, are planned to begin production. These four projects are expected to contribute 410,000 GEO annually, with production expected to be approximately 1.3 million GEO in 2012 as operations commence sequentially throughout the year at each of the projects.  With these new mines an annualized production rate of approximately 1.5 million GEO is expected by the beginning of 2013.  Pilar/Caiamar and QDD Lower West will provide further growth for Yamana. Agua Rica is expected to be a substantial contributor to potential future production and value as the Company continues to advance this project.

Quality Assurance and Quality Control
Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CSE and National Instrument 43-101.  This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.

(1) Co-product and by-product cash costs are non-GAAP measures.  A definition is provided at the end of this press release.
(2)  Yamana treats silver as a gold equivalent.

Qualified Person
Evandro Cintra, P.Geo., Senior Vice President, Technical Services for Yamana Gold Inc. has reviewed and confirmed the data contained within this news release and serves as the Qualified Person as defined in National Instrument 43-101.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. The Company plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com

MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

NON-GAAP MEASURES
The Company believes that in addition to conventional measures prepared in accordance with Canadian GAAP, the Company and certain investors and analysts use certain other non-GAAP financial measures to evaluate the Company’s performance including its ability to generate cash flow and profits from its operations. The Company has included certain non-GAAP measures throughout this document. When reference is made to “cash costs” in this document, the Company is referring to co-product cash costs. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (copper and gold) based on an estimated or assumed ratio. Cash costs on a by-product basis are computed by deducting copper by product revenues from the calculation of cash costs of production per GEO. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation.  Except for statements of historical fact relating to the company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect,”, “budget”, “target”, “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include, but are not limited to, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, possible variations in ore grade or recovery rates, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development and production time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the exploration and development of new areas and deposits, success of exploration activities, successful transition to owner-mining, permitting timelines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presently for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and the Company’s plans and objectives and may not be appropriate for other purposes.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED MINERAL RESOURCES

This news release uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources.  United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them.  “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.  United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves.  United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

(1) Co-product and by-product cash costs are non-GAAP measures.  A definition is provided at the end of this press release.
(2)  Yamana treats silver as a gold equivalent.